October 11, 2024

Bill Zarkalis
Chief Executive Officer
Titan America SA
1000 Bruxelles
Square de Mee  s 37, Belgium

        Re: Titan America SA
            Draft Registration Statement on Form F-1
            Submitted September 16, 2024
            CIK No. 0002035304
Dear Bill Zarkalis:

        We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Industry and Market Data, page 1

1. We note your disclosure on page 1 that you rely on and refer to reports prepared by industry consultants. If you commissioned any research or reports for use in connection with the registration statement, please file consents pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement. October 11, 2024
Page 2
The Reorganization Transactions, page 18

2. Please revise to include an organizational chart here and on page 140 depicting your organizational structure both prior to and after the reorganization transactions and following the offering. The organizational chart should reflect the domicile of each owner and entity, and quantify the post-offering holdings of your current shareholders and the public investors.
Summary Historical Consolidated Financial Information, page 25

3. Please revise to indicate that Cash flows related to investing and financing activities were used, rather than provided by.
Risks Related to the Reorganization Transactions and Our Relationship with Titan Cement
International
After the Reorganization Transactions, certain members of management, directors and shareholders, page 41

4. We note your disclosure that, after the Reorganization Transactions, the management and directors of each of Titan America and Titan Cement International may own both
       Titan America common shares and Titan Cement International common shares, and that this ownership overlap could create, or appear to create, potential conflicts of interest. Please revise to describe how you anticipate resolving such conflicts. Provide similar disclosure in your related risk factor at page 55.
Use of Proceeds, page 65

5. We note your disclosure that you intend to use the net proceeds from this offering for capital expenditures and other general corporate purposes; and that you may also use a portion of the proceeds for the acquisition of technologies or businesses that complement your business, although you have no present commitments or agreements to enter into any such acquisitions or investments. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering in greater detail. In this regard we note your disclosure that the principal purposes of selling your common shares in this offering are to obtain additional capital, to create a public market for your common shares and to facilitate your future access to the public equity markets. Refer to
Item 3.C.1 of
       Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

6. We notice numerous instances where you reference "external" sales, revenue and other similar disclosures in Management's Discussion and Analysis. However, it does not appear that you have any internal sales. Please advise. Non-IFRS Measures, page 74

7. It appears that you are using the Ratio of net debt to adjusted EBITDA as a non-IFRS measure of liquidity, as it gives insight into the ability to pay debts. Please reconcile
 October 11, 2024
Page 3

       the Ratio of net debt to adjusted EBITDA to the most directly comparable IFRS financial measure Additionally, provide equally prominent disclosure of your cash flows from operating, investing and financing activities. Refer to Item 10(e)(1)(i)(A)
       and Item 10(e)(1)(i)(B) of Regulation S-K and Questions 102.06 of the Compliance
       and Disclosure Interpretations regarding Non-GAAP Measures.
Liquidity and Capital Resources, page 90

8. Please file all material agreements relating to your revolving credit facilities, cash management agreement, term loans, and leases as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Business, page 113

9. Please revise your prospectus to eliminate or substantiate claims regarding your business and market position. For example, you state here and throughout the filing that you are a leading provider of building materials that contribute to lower carbon emissions than traditional building materials and/or beneficial reuse of waste materials. You also state that you are one of the largest suppliers of cement in Florida,
       Virginia and the Carolinas, and occupy a leading position in Metro New York, and that your Pennsulco plant is the largest cement plant in Florida. Please provide the bases and, if appropriate, citations for these statements and any similar unsupported statements in the prospectus.
10. Please include a description of the material effects of government regulations on your business, including identifying relevant regulatory bodies. Refer to
Item 4.B.8 of
       Form 20-F.
Growth Strategies, page 130

11. Please clarify whether you have entered into any agreements related to your growth strategies, and, if so, advise what consideration you have given to filing any agreements as exhibits to the registration statement. For example, you state that you will have a "priority right" in the berth in front of your Port Tampa Bay Terminal.
       You also indicate that two of your projects are partially funded by the DOE. See Item
       601(b)(10) of Regulation S-K.
Customers, page 134

12. Please clarify whether you have entered into any agreements with the customers and suppliers you reference on page 134, and, if so, advise what consideration you have given to filing any agreements as exhibits to the registration statement. In this regard, we note your disclosure that your customer base "includes a diverse range of clients within the construction and building materials sector" and that you "maintain strong relationships" with your key suppliers "both contractually and operationally." Please indicate the general terms of such agreements.

       Additionally, please provide summary information regarding the extent to which the company is dependent on any contracts with customers or suppliers, if they are material to your business or profitability, in accordance with Item 4.B of Form 20-F.
 October 11, 2024
Page 4

Resources and Reserves, page 147

13. We note that you disclose measured resources and indicated resources for Pennsuco in the summary table on page 147, however the measured and indicated resources have not been totaled. Please revise the summary resource table on page 147 to total the measured and indicated resources for Pennsuco.
14. We note your disclosure of resources and reserves and that the point of reference for
       Pennsuco is the limestone surge pile at the plant area and the point of reference for
       Roanoke is the raw material stack, after the primary crusher. Please disclose the process or metallurgical recovery factor for each operation, as required by Item
       1304(d)(1) of Regulation S-K.
15. We note that you do not use a cut-off grade at each of your material mines as nearly all material from the quarries can be used. Please tell us how you distinguish ore from waste at your mines. For example, clarify if there is a minimum calcium carbonate content that distinguishes ore from waste, or other material characteristics.
16. Please correct the total resource quantity for the Roanoke resources on page 153. It appears the measured dolostone resource has been added to the measured and indicated dolostone resource.
17. Please revise each material property description to describe the mining and processing operations as required by Item 1304(b)(2) of Regulation S-K.
18. Please file the written consent of the qualified person to the use of the qualified person's name, or quotation from the technical report summary as required by Item
       1302(b)(4)(iv) of Regulation S-K.
19. Please revise to include the disclosure required under Item 1302(b)(5) of Regulation
       S-K.
Management, page 157

20. Please disclose any arrangement or understanding with major shareholders pursuant to which any person was selected as a director or officer. Refer to Item 6.A of Form 20-
       F.
21. We note certain members of your management also devote time to the management of other entities. In light of these other positions, please disclose how much time each individual intends to devote to the company.
Principal and Selling Shareholders, page 169

22. You indicate that a stock split will be effected prior to the offering. Please provide more information here and elsewhere in the filing about this stock split.
23. Please disclose the number of shareholders in the United States. Refer to Item 7.A.2 of Form 20-F. Please also indicate in this section whether your major shareholders have different voting rights, or an appropriate negative statement, as required by Item
       7.A.1.c. of Form 20-F. Revise your table to identify the natural person(s) who have or share voting and/or dispositive powers with respect to the shares held by Titan
       Cement International SA.
 October 11, 2024
Page 5

Notes to Consolidated Financial Statements
1. General information and summary of material accounting policies, page F-12

24. Please revise the Reorganization Transaction disclosure to address the sale of the
       STET segment.
Exhibit 96.1, page II-2

25. Please tell us if you consider the material density to be a key assumption in the determination of your mineral resources and, if so, revise to include consistent with
       Item 601(b)(96)(iii)(B)(11)(i) of Regulation S-K.
26. We note your disclosure on page 39 that remnant limestone materials left in previously mined pits (Pets A through H) are considered probable reserves. Please provide disclosure explaining how these remnant materials were quantified. We suggest including separate rows in your resource tables, if applicable, and reserve tables identifying the tons and quality of these materials.

27. We note your disclosure on page 57 that you generate on average 400 t/h of tailings.
       Please provide additional clarification in the technical report summary regarding mine tailings, for example quantify the amount that is consumed through reprocessing and the quantity that is sent to your tailings facility.

       Considering that you report your reserves and resources at a point of reference prior to mineral processing, please include the metallurgical or process recovery factor with you resource and reserve tables in order to quantity process losses.
28. Please revise sections 18 and 19 to include process costs. At a minimum, the technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item 1301(c)(3) of Regulation
       S-K, and included in Table 1 to paragraph (d) of Item 1302. We note that you have described your mineral processing in the technical report summary however the processing cost has not been included in your analysis.

       We also note that the price selected by your qualified person is a price associated with a saleable product, which does not correlate to operating costs that exclude process costs in your cash flow model. Please revise accordingly.
29. Please expand Table 19-1 to include the annual production schedule and cash flow forecast for the life of the project as required by Item
601(b)(96)(iii)(B)(19)(ii) of
       Regulation S-K.
Exhibit 96.2, page II-2

30. We note that you reference the name/term Lapis throughout the technical report summary. We are unable to locate a reference to this name/term in the document. Please advise.
31. We note that you do not provide a cut-off grade with your mineral resource or mineral reserve disclosure as required under Item 601(b)(96)(iii)(B)(11)(iii) and Item
 October 11, 2024
Page 6

      601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. Please describe how you determine waste from ore. For example, clarify if the cut-off is based on a minimum percent calcium carbonate within certain pit boundaries, certain gradations, or other means.
32. We note your disclosure on page 72 of your technical report summary that the annual production from the quarry as delivered to the primary crusher or the cement mills is projected to be 2.0 million tons. The disclosure on page 72 also states that cement annual production rate is taken to be 1.46 million tons. Please provide additional detail regarding the difference between these two numbers. For example, tell us if the difference is a result process losses, a reduction in moisture context, or other.

      In addition please explain the difference between the production schedule tonnage on page 45 of your technical report summary that shows approximately 1.6 million tons per year mined, which is less than the 2.0 million tons per year on page
72.
33. Please revise sections 18 and 19 to include process costs. At a minimum, the technical report summaries should assess the property from the point of mineral extraction up to the first point of material external sale, including processing, transportation, and warehousing, as suggested in the materiality analysis in Item 1301(c)(3) of Regulation
      S-K, and included in Table 1 to paragraph (d) of Item 1302. We note that you have described your mineral processing in the technical report summary however the processing cost has not been included in your analysis.

      We also note that the price selected by your qualified person is a price associated with a saleable product, which does not correlate to operating costs that exclude process costs in your cash flow model. Please revise accordingly.
34. Please expand Table 19-1 to include the annual production schedule and cash flow forecast for the life of the project as required by Item
601(b)(96)(iii)(B)(19)(ii) of
      Regulation S-K.
General

35. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
      Securities Act, whether or not they retain copies of the communications. October 11, 2024
Page 7

        Please contact Ranjit Singh Pawar at 202-551-2702 or Kimberly Calder at 202-551-
3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments. Please contact Claudia Rios at 202-551-8770 or Liz Packebusch at
202-551-8749 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Jeffrey D. Karpf, Esq.